Austral Pacific Drilling, Testing & Corporate Update

Wellington, New Zealand – August 11, 2005 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; AMEX : AEN)

Supplejack-1 Well

The Supplejack-1 well in PEP 38741 (Austral : 30%, operator) is now being prepared for casing over two test zones, which will be flow tested in the coming weeks. The well was drilled to an along hole TD of 2570m ( 8,432 feet), and encountered two potential pay zones near 1950m ( 6,400 feet) and 1350m ( 4,400 feet). Electric logs indicate that the lower zone might flow oil at a modest rate; while gas flow is likely from the upper zone. Initial testing of the lower zone will proceed to oil production if successful, or if not then testing of the upper zone will be conducted, with gas being linked to nearby pipeline or used for onsite electricity generation in the event of success.

Cardiff-2A Testing Program

A pressure build-up test is currently underway on Cardiff-2A. More than 500 barrels of condensate have now been produced and dispatched for sale. Clean-out of the frac sand inside the production tubing above the deepest test zone awaits the coil tubing unit, which is presently not expected to be available before mid September. Resumption of flow test will follow this operation.

Cheal-A3X Production Testing

Production of oil from the Cheal-A3X well is continuing at stable rates with more than 26,600 barrels of oil and negligible associated water having been produced from this well since testing of this well commenced in late May, with Austral’s share of proceeds being US$1.1 million to date. Front end engineering of permanent production facilities, including well-site electricity generation, is well advanced, and will be initiated over the coming months.

Papua New Guinea

The Douglas-1 site preparation contract has now been awarded to Papua New Guinea based company Carson Pratt Services Limited, who will commence operations at the Yavo staging area adjacent to the Strickland River and the Douglas-1 site in the near future. Preparation of the heli-portable rig for PNG operations is proceeding at the Idaho yard, with the rig scheduled to be shipped to PNG during the Fourth Quarter, proceeding immediately to drill Douglas-1. Other parties in PNG have expressed interest in future use of the rig.

Corporate Update

The company has now granted to its Chief Financial Officer, Bruce McGregor, 100,000 incentive stock options, with each option carrying the right to purchase one share in the Company at a price of US$2.75. The options vest as to one third each year, for 3 years. They expire on 25 July 2010.

CONTACT: Investor Relations: tel: +1 561 837 8057 ext 2

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release that address future production, reserve potential or exploration drilling, are forward-looking statements. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.